

September 9, 2010

Mr. Donald R. Uzzi
Chairman, Chief Executive Officer and President
Merisel, Inc.
127 W. 30th Street, 5th Floor
New York, NY 10001

> **Re:** **Merisel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 01-17156**

Dear Mr. Uzzi:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits 31.1 and 31.2

1.   We note that the certifications filed under Item 601(b)(31) of Regulation S-K do not conform to the specific form and content required by the Item. In this regard, please revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                     Sincerely,

                     Stephen Krikorian
                     Accounting Branch Chief